SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF SEPTEMBER 2002


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X   Form 40-F
                                      ---            ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No  X
                                     ---     ---

[Logo Omitted]

                  SAPIENS INTERNATIONAL LAUNCHES NORTH AMERICAN
                          INSURANCE SOLUTIONS PRACTICE

             -- JUDY JOHNSON JOINS COMPANY TO SPEARHEAD NEW GROUP --

RESEARCH TRIANGLE PARK, N.C, SEPTEMBER 26, 2002 -- Sapiens International Corporation N.V. (NASDAQ: SPNS), today announced the launch of its North American Insurance Solutions Practice to better service the increasing business and technology needs of the insurance sector.

The practice will focus on fulfilling the business process demands of the Property & Casualty and Life insurance markets by providing modular, web-enabled business solutions that help align IT systems to improve operational performance and effectiveness.

Sapiens is building on its 15 years of experience providing technology solutions to the global insurance market with over 50 customers worldwide. Sapiens launched a Financial Services Practice in the UK in 2001 and is already working with seven out of the top ten insurers in the market. The practice will also enhance the Company's global approach for multinational insurers.

The Company is building the "Sapiens Insight" family of solutions that will address, among other areas, the policy and claims administration needs as well as the dynamic channel integration challenges of the insurance industry.

"Many insurance companies are discovering that their current information technology constrains their ability to compete and to respond to rapidly changing market conditions," said Itzick Sharir, Sapiens President and Chief Executive Officer. "We are dedicated to using our proven solutions and full delivery capabilities to help these organizations evolve their business processes."

Judy Johnson, who recently joined Sapiens Americas as Vice President of Insurance Strategy, will lead the Sapiens Americas Insurance Solutions Practice. She will be responsible for spearheading the launch of insurance solutions and managing the strategic direction of the practice.

Johnson has over 20 years of business, technology and management experience in the insurance and financial services industries. Prior to joining Sapiens Americas, Johnson served as Vice President of Insurance Information Strategies at META Group and has held senior consulting and information systems management positions at MetLife, AIG, Swiss Re- and American Re-Insurance Company.

"It is imperative that insurance companies recognize the need to keep pace with the speed of business as dictated by the broader financial services industry," explained Johnson. "This will be the key competitive advantage for insurers as convergence takes hold of the industry. My vision for the practice is to offer solutions that help insurers quickly evolve their organizations to meet this challenge."

Johnson will work closely with Larry Goldberg, Senior Vice President, Sapiens Americas and Raj Vaswani, Director of Insurance Solutions. Other members of the Insurance Practice will support this leadership trio in the areas of solution development, sales, marketing, alliances and technical architecture.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

----------------------------------------------------
FOR ADDITIONAL INFORMATION
----------------------------------------------------
Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
----------------------------------------------------

[Logo Omitted]                                             FOR IMMEDIATE RELEASE
                                                           ---------------------

                  SAPIENS BECOMES IBM PREMIER SOFTWARE PARTNER

           -- TO PROVIDE TECHNOLOGY SOLUTIONS FOR INSURANCE SECTOR --

RESEARCH TRIANGLE PARK, N.C, SEPTEMBER 4, 2002 -- Sapiens International Corporation N.V. (NASDAQ: SPNS), a leading Global IT solution provider, today announced it has attained Premier Partner status for IBM's PartnerWorld for Software. The relationship provides Sapiens training and marketing support for leading IBM solutions, such as WebSphere*, WebSphere MQ*, DB2* and Tivoli*, strengthening its eMerge-based insurance solutions offering.

To achieve Premier Partner status with IBM, Sapiens successfully completed a series of intensive training, examinations and certifications for its sales, solution architects, technical and executive staff. The relationship illustrates Sapiens' proficiency to build solutions using IBM technology that delivers additional ROI to clients. This also demonstrates Sapiens ability to resell IBM solutions, meet rigid client satisfaction regulations and meet or exceed IBM's high standards.

"We aggressively pursued `Premier Partner' status with IBM because we are committed to WebSphere as the preferred e-business platform," said Itzick Sharir, President and CEO of Sapiens International Corp. "Premier status will further enable Sapiens to be at the forefront of WebSphere-based insurance offerings, allowing us to provide advanced, cost-effective solutions to our customers."

Additionally, with Premier Partner status, Sapiens will have extended access to IBM software solutions for testing and development, technical mentoring, and critical fast track implementation support.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

----------------------------------------------------
FOR ADDITIONAL INFORMATION
----------------------------------------------------
Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
----------------------------------------------------

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

* Indicates a trademark or registered trademark of International Business
  Machines

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.
                                                     (Registrant)




Date: October 1st, 2002                             By:
                                                       -------------------------
                                                       Steve Kronengold
                                                       General Counsel